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                                EXHIBIT 1.(5)(l)

               FORM OF OF LONG-TERM CARE ACCELERATED DEATH BENEFIT
                                     RIDER
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                 LONG-TERM CARE ACCELERATED DEATH BENEFIT RIDER

This rider is part of your policy. The effective date of this rider is the Issue Date shown on the Policy Data page. This rider is effective at the same time as the policy, unless a later date is shown on the Policy Data Page.

By attachment of this rider, the policy is amended as follows:

American United Life Insurance Company (AUL) will pay an acceleration of the Death Benefit of the policy and an additional Extended Long-Term Care Benefit, for long-term care expenses incurred by the Insured, subject to the terms of the rider.

                                Important Notice

Caution: The issuance of this long-term care insurance rider is based upon your responses to the questions on your application. A copy of your application is enclosed. If your answers are incorrect or untrue, we have the right to deny benefits or rescind your rider. The best time to clear up any questions is now, before a claim arises! If, for any reason, any of your answers are incorrect or untrue, contact us at: American United Life Insurance Company One American Square, P.O. Box 368 Indianapolis, Indiana 46206-0368

             Notice of 30-Day Right to Examine and Return this Rider

You may cancel this rider by returning it to us within 30 days after the date you receive it. Return it by mailing or delivering it to us at the address shown above or to your agent or broker. It will be considered returned upon being postmarked, properly addressed and postage paid. Any cost of insurance that may have been deducted from the Account Value for this rider will be credited back to the Account Value. The rider will then be void from its Issue Date.

Notice to Buyer Regarding the Long-Term Care Benefit Provided by this Rider

This rider may not cover all of the costs associated with long-term care incurred by the buyer during the period of coverage. The buyer is advised to review carefully all rider terms and limitations.

                   Notice to All Persons Eligible for MEDICARE

This is not a Medicare supplement policy. If an Insured is eligible for Medicare, review the Medicare supplement buyer's guide available from the company.

        Notice Regarding Tax Implications of the Long-Term Care Benefit

This long-term care insurance rider is intended to be a qualified long-term care insurance policy under section 7702B(b) and/or section 101(g) of the Internal Revenue Code. As with all tax matters, you should consult your personal tax advisor to assess the impact of these benefits.


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Rider Cost of Insurance Charges

We have issued this rider in consideration of the payment of the initial premium and the statements made in your application. Each month we will deduct the cost of insurance for this rider from the Account Value of the policy.

We will determine the cost of insurance rates for this rider. We may change these rates from time to time, but they will never be more than the rates shown in the Table of Guaranteed Maximum Cost of Insurance Rates for this rider, found on the Policy Data Page. Any change will be made on a uniform basis and shall apply to all Insureds belonging to the same sex, age and premium rate class.

Rider Definitions

Activities of Daily Living - Those activities which define an Insured's independence in day-to-day functioning. Those activities include bathing, continence, dressing, eating, toileting, and transferring, and they are defined as follows:

     Bathing: washing oneself by sponge bath; or in either tub or shower, including the task of getting into or out of the tub or shower.

     Continence: the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

     Dressing: putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

     Eating: feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.

     Toileting: getting to and from the toilet, getting on and off the toilet, performing associated personal hygiene.

     Transferring: moving into and out of a bed, chair or wheelchair.

Adult Day Care - A program for six (6) or more individuals of social and health related services provided during the day in a community group setting for the purpose of supporting frail, impaired elderly or other disabled adults who can benefit from care in a group setting outside the home.

Adult Day Care Center - An organization that provides a program of Adult Day Care and is state licensed, if the state in which it is located licenses Adult Day Care facilities. If the state does not license such facilities, the Adult Day Care Center must meet the following criteria:

     1. Operates at least 5 days a week for a minimum of 8 hours a day and is not an overnight

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         facility;

     2. Maintains a written record for each client that includes a Plan of Care and a record of all services provided;

     3. Has established procedures for obtaining appropriate aid in the event of a medical emergency;

     4. Maintains a client-to-staff ratio of no more than eight to one.

     5. Its staff includes: a full-time director, and one or more registered nurses in attendance during operating hours for at least 4 hours a day.

Assisted Living Facility - Any institution, place, building or agency, licensed by the state if such licensure is required, which provides personal care and services to five or more individuals, in accordance with the following criteria:

     1. Provides 24-hour-a-day care and services sufficient to support needs resulting from an inability to perform Activities of Daily Living or from Cognitive Impairment;

     2. Provides an employee on duty at all times who is awake, ready to provide care, and trained to provide care;

     3. Provides three meals a day, including special dietary requirements;

     4. Has formal arrangements for the services of a Physician or nurse to furnish medical care in the event of an emergency; and

     5. Is authorized to administer medication to patients on the orders of a Physician.

Chronically Ill Individual - An Insured who has been certified by a Licensed Health Care Practitioner during the preceding 12-month period as:

     1. expected to be unable to perform (without substantial assistance from another individual) at least two Activities of Daily Living for a period of at least 90 days due to a loss of functional capacity;

     2. having a level of disability similar to the level of disability described in (A) as may be determined under regulations to be prescribed by the Secretary of the Treasury; or

     3. requiring substantial supervision to protect the Insured from threats to health and safety due to severe Cognitive Impairment.

Cognitively Impaired, Cognitive Impairment - Significant deterioration or significant loss in an Insured's intellectual capacity as measured and confirmed by clinical evidence and standardized tests which reliably measure impairment in the following areas:

     1. An Insured's short or long-term memory;

     2. An Insured's orientation as to person (such as who they are), place (such as their location), and time (such as date and year);

     3. An Insured's deductive or abstract reasoning; or

     4. An Insured's judgment as it relates to safety awareness.

Extended Long-Term Care Benefit - The long-term care benefit available after the Long-Term Care Benefit Balance has been reduced to zero. The maximum amount of the Extended Long-Term Care Benefit is equal to 12 times the Monthly Benefit Limit at the time long-term care begins.

Home - The place of your permanent residence, including an Assisted Living Facility. Home does not include any hospital or any facility for the treatment of alcoholism, drug addiction or mental illness.

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Home Health Aide - A non-professional employee of a Home Health Care Agency.

Home Health Care - Care or treatment of an Insured at Home. Home Health Care must include one or more professional nursing procedures and/or the services of a licensed physical therapist, speech therapist, respiratory therapist or occupational therapist; or assistance with Activities of Daily Living provided by a Home Health Aide.

Home Health Care Agency - A public agency or private organization, or a subdivision of an agency which is licensed as a Home Health Care Agency by the state in which the care is provided.

If the state in which the care is provided does not license Home Health Care Agencies, an agency or organization will be considered a Home Health Care Agency for purposes of this rider if:

     1. it is regularly engaged in providing Home Health Care services under the regular supervision of a registered nurse;

     2. it maintains a daily record of the care of each patient; and

     3. it provides each patient with a planned program of observation and treatment or assistance appropriate for the condition of the patient.

An agency or organization that is approved to provide Home Health Care for Medicare benefits will be deemed to be a Home Health Care Agency for purposes of this policy. However, approval by Medicare is not required.

Immediate family - The parents, stepparents, grandparents, spouse, children (adopted, natural or step), siblings, grandchildren or in-laws of an Insured.

Licensed Health Care Practitioner - Any Physician, any registered professional nurse or licensed social worker, or other individual who meets such requirements as may be prescribed by the U.S. Secretary of the Treasury.

Long-Term Care Accelerated Death Benefit - The long-term care benefit available by the acceleration of the Death Benefit of the life insurance policy to which this rider is attached, less any outstanding loans and loan interest.

Long-Term Care Benefit Balance - The maximum long-term care benefit available from the Long- Term Care Accelerated Death Benefit of this rider. It is equal to the Death Benefit of the life insurance policy to which the rider is attached less any outstanding loan and loan interest.

Long-Term Care Facility - An institution, or distinct part of an institution, which is licensed as such by the appropriate state licensing agency. If the Long-Term Care Facility operates in a state in which licensure is not required, the facility will be considered a Long-Term Care Facility by this rider if it:

     1. provides, in addition to room and board accommodations, nursing care and related services on a continuing basis to 6 or more individuals;

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     2. provides,  on a formal  prearranged  basis, a registered nurse who is on duty or on call at all  times;

     3. has a planned program of policies and procedures developed with the advice of, and periodically reviewed by at least one Physician; and

     4. maintains a clinical record of each patient.

Provided that all the above criteria are met, a nursing home, an Assisted Living Facility, a residential care facility, a personal care facility, or an Alzheimer's facility may qualify as a Long-Term Care Facility.

A Long-Term Care Facility does not include: a hospital; a rest home; your Home including a continuing care retirement community or similar entity; or a facility for the treatment of alcoholism, drug addiction or mental illness.

Long-Term Care Services - Necessary diagnostic, preventive, therapeutic, curing, treating, mitigating, and rehabilitative services, and maintenance or personal care services. Maintenance or personal care services means any care the primary purpose of which is the provision of needed assistance with any of the disabilities which define the Insured as a Chronically Ill Individual (including the protection from threats to health and safety due to severe Cognitive Impairment).

Medicare -The Health Insurance for the Aged Act, Title XVIII of the United States Social Security Amendments of 1965, as then constituted or later amended.

Mental or Nervous Disorder - Neurosis, psychoneurosis, psychopathy, psychosis, or mental or emotional disease or disorder. Mental or Nervous Disorder does not include: Alzheimer's disease, Parkinson's disease, or similar forms of senility or irreversible dementia.

Monthly Benefit Limit - The maximum long-term care benefit we will pay each month, as defined by this rider.

Physician - A person who satisfies the definition of "physician" in 1861(r)(1) of the Social Security Act (42 U.S.C 1395x(r)(1)), who is legally qualified and licensed by the state in which he or she is practicing, and is operating within the scope of that license.

Plan of Care - A written document prepared under the direction of and signed by a Licensed Health Care Practitioner that prescribes, identifies or specifies Long-Term Care Services consistent with the assessment by the Licensed Health Care Practitioner that an Insured is a Chronically Ill Individual.

Preexisting Condition - A condition for which medical advice or treatment was recommended by, or received from a provider of health care services, within six
(6) months preceding the Contract Date of the policy.

Proof of Loss - The information necessary to take final action on payment of a claim, including but not limited to: the name of the Insured, the policy number, the completed claim form, the bill of incurred charges, appropriate medical opinions and applicable medical records.

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Unable to Perform - The need for substantial human assistance.  It does NOT mean the need for occasional or intermittent assistance.

Waiting Period -The initial 90 days in which the Insured receives long-term care, but for which no benefits will be paid at any time.

Your Long-Term Care Benefit: Eligibility

Waiting Period - The Waiting Period for all Long-Term Care Services is 90 days of care. The 90 days of care may be completed consecutively or intermittently, but must be completed within a period of 270 consecutive days. Any time 90 days of care have been completed within any period of 270 consecutive days, the Waiting Period will be considered satisfied.

A new Waiting Period is required only if the Insured receives no Long-Term Care Services for a period of 270 consecutive calendar days.

No  long-term  care  benefit is provided  for care  received  during the Waiting
Period.

Each day or portion of a day in a Long-Term Care Facility equals one day of care. Each day in which any Home Health Care or Adult Day Care is delivered equals one day of care. Each day in which any combination of types of care is provided equals one day of care.

Limitations or Conditions on Eligibility for Benefit - The Insured is eligible for the long-term care benefit only if:

1. This rider is in force and the maximum rider benefit has not been exhausted;

2. The Insured has satisfied the required Waiting Period (no benefits will be paid at any time for care which is received during the Waiting Period);

3. A Licensed Health Care Practitioner acceptable to us certifies during the preceding 12-month period that the Insured is a Chronically Ill Individual;

4. Long-Term Care Services are provided pursuant to a Plan of Care prescribed by a Licensed Health Care Practitioner; and

5. The care is provided:

     a. in a Long-Term Care Facility as defined by this rider;

     b. in an Adult Day Care Center as defined by this rider;

     c. at Home by a Home Health Care Agency as defined by this rider; or

     d. in a less expensive location, provided you request the alternative and provide us with any information we require to make the decision.



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Certain  types of care and  conditions  are excluded  from  eligibility  for the long-term care benefit. Those excluded are:

     1. Care received outside the United States;

     2. Care provided by a member of the Insured's Immediate Family;

     3.  Services  or  supplies  that  are  paid  by  Medicare,   or  any  other
     governmental program except Medicaid;

     4. Care received due to an intentionally self-inflicted injury;

     5. Care provided due to an injury received as a result of participation in a felony, riot or insurrection;

     6. Care provided due to a Mental or Nervous Disorder; alcoholism or drug addiction; or

     7. Care for which no charge is normally made in the absence of insurance.

These conditions are subject to all other terms of the policy and the policy definitions.

Determination of Chronically Ill Status - A Licensed Health Care Practitioner acceptable to us must certify that the Insured is a Chronically Ill Individual. We reserve the right to periodically request a recertification that the Insured is a Chronically Ill Individual.

Preexisting Conditions - Long-Term Care Services that result from an Insured's Preexisting Condition will not be excluded from eligibility for the long-term care benefit solely because they result from a Preexisting Condition. This is subject to all other terms and conditions of this rider, including the contestability provision.

Alzheimer's  Disease  and  Parkinson's  Disease - If the  Insured  who  develops
Alzheimer's disease, Parkinson's disease, or similar forms of senility or irreversible dementia, the Insured will be eligible for the long-term care benefit, subject to all other terms and conditions of the rider.


Your Long-Term Care Benefit:  Amount of Benefit

Maximum Long-Term Care Benefit- The maximum Long-Term Care Accelerated Death Benefit is called the Long-Term Care Benefit Balance. It is equal to the Death Benefit of the life insurance policy to which this rider is attached less any outstanding loan and loan interest. The initial Long- Term Care Benefit Balance is found on the Policy Data Page.

The Long-Term Care Benefit Balance will be adjusted when benefits are paid. Refer to the Interaction of this Rider and the Life Insurance Policy provision for further explanantion.

This rider also provides an Extended Long-Term Care Benefit, which becomes available after the Long-Term Care Benefit Balance has been reduced to zero. The maximum amount of the Extended Long-Term Care Benefit is equal to 12 times the Monthly Benefit Limit at the time long-term care begins.


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Frequency  of  Long-Term  Care  Benefit  Payment - The  long-term  care  benefit provided by this rider is designed to be paid monthly. The long-term care benefit is not available in a lump sum payment.

Monthly Benefit Limit - We will pay the actual charges incurred each month by the Insured, up to the Monthly Benefit Limit. The Monthly Benefit Limit is equal to 1/36th of the Long-Term Care Benefit Balance at the beginning of a claim, up to a limit of $10,000.


                Example: Long-Term Care Benefit Balance: $100,000
      Monthly Benefit Limit Amount: 1/36 of Long-Term Care Benefit Balance
                Monthly Benefit Limit: $100,000 x 1/36th = $2,778

When the Insured receives care in a Long-Term Care Facility, we will pay the actual monthly charges up to 100% of the Monthly Benefit Limit.

When the Insured receives Home Health Care, we will pay the actual monthly charges up to 100% of the Monthly Benefit Limit.

When the Insured receives Adult Day Care, we will pay the actual monthly charges for Adult Day Care up to 50% of the Monthly Benefit Limit.

                     Example: Monthly Benefit Limit: $2,778
          Maximum Adult Day Care Monthly Benefit: $2,778 x 50% = $1,389

Any reduction in the Death Benefit of the policy due to a Partial Surrender may reduce the Monthly Benefit Limit. In addition, if there are any outstanding loans or loan interest when the Long-Term Care Services begin, a portion of the monthly long-term care benefit will be used to repay the outstanding policy loan and loan interest, thus reducing the amount available for long-term care expenses.

The Monthly Benefit Limit will not change during a continuous period of care. When the Insured has been without care for 270 days, a new Monthly Benefit Limit will be recalculated based on the new Long-Term Care Benefit Balance. When the Insured once again begins to receive Long-Term Care Services, we will pay the actual charges up to the prior Monthly Benefit Limit or the new Monthly Benefit Limit, whichever is greater.

Length of the Long-Term Care Benefit - Subject to the terms and conditions of this rider and the policy to which it is attached, the Long-Term Care Accelerated Death Benefit will last until the Long- Term Care Benefit Balance has been exhausted. The Extended Long-Term Care Benefit will last until the maximum Extended Long-Term Care Benefit (12 times the Monthly Benefit Limit) has been depleted.


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Note:  The Adult Day Care  benefit is  available  for a lifetime  maximum of 365 days.

Exhaustion of the Long-Term Care Benefit Balance - If payment of benefits causes the Long- Term Care Benefit Balance to equal zero, no Death Benefit Proceeds will be paid from the policy upon the death of the surviving Insured.

Your Long-Term Care Benefit:  Claims

Request for Payment of Claim - We need Proper Notice of Proof of Loss in order to pay a claim. When Long-Term Care Services initially begin, call us or send us a written request for payment of the long-term care benefit. Be sure to identify yourself, the Insured and the policy number.

Claim Forms - We will send you special claim forms after we receive your initial request for payment of the long-term care benefit. Use of our claim forms will expedite payment of your claim. Within 60 days of the date that Long-Term Care Services began or as soon as reasonably possible, send us the completed claim forms and the bill for the charges incurred.

If we do not provide you with the claim forms within 15 days after we receive your notification, you may file a claim without the forms. The claim must include at least the policy number, your name, the name of the Insured, and the bill for charges incurred.

Charges incurred during the Waiting Period must be submitted as proof that the Waiting Period requirement has been satisfied. However, no long-term care benefit will be paid for care received during the Waiting Period as defined in this rider. No long-term care benefit will be paid in advance of the receipt of care.

After the initial claim forms have been submitted to us, subsequent monthly bills must be sent to us with the name of the Insured and the policy number.

Another completed claim form is necessary only in the following circumstances:

     1. at the time of the initial request for payment of the long-term care benefit;

     2. if the type of Long-Term Care Services being provided changes; or

     3. if Long-Term Care Services have ended and subsequently begin again.

We reserve the right to periodically verify that the Insured is still eligible to receive the long-term care benefit, according to the terms and conditions of the policy.

Proof of Loss - We need Proof of Loss in order to pay a claim. Part of Proof of Loss is the initial claim form. The initial claim form must be sent within 60 days of the beginning of Long-Term Care Services or as soon as possible. Claim forms provided more than one year after the month in which charges were incurred will not be accepted, unless you were not legally competent in that year.

In subsequent months, Proof of Loss must be sent to us within 90 days of the month in which the charges were incurred or as soon as reasonably possible. Proof of Loss must be returned to us before

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we will consider paying any benefits.

As part of Proof of Loss, we may request additional information or we may require the Insured to be examined by a Physician of our choice and at our expense. You and the Insured must cooperate in our efforts to obtain any additional or verifying information.

Payment of Claims - Except as explained below, the long-term care benefit is paid to you, or at your request, directly to the long-term care provider.

If the benefit is to be paid to someone who is not legally competent to give us a valid release, we may choose to pay the benefit to the person, or persons, who, in our opinion, have assumed custody and principal support of that person. The person to receive the benefit must be judged by us to be entitled to payment. Any payment made under this clause will be made in good faith. It will satisfy our responsibility to the extent of any payments made.

The long-term care benefit will be paid upon our receipt of all the information we need to pay the claim (Proof of Loss).

Payment of the policy's Death Benefit Proceeds of Net Cash Value will terminate any obligation to pay long-term care claims not yet submitted to us.

Suit for Payment of Claim - You may sue us for the payment of a claim. However, you may bring no suit on a claim sooner than 60 days after you have submitted Proof of Loss. No suit may be brought more than three years after the date Proof of Loss is required.

Interaction of this Rider and the Life Insurance Policy

Effect of the Long-Term Care Accelerated Death Benefit on the Life Insurance Policy - Payment of the Long-Term Care Accelerated Death Benefit will affect the life insurance policy to which this rider is attached as follows:

1. The Death Benefit of the policy will be reduced by the amount of the payment.

2. The Face Amount of the policy will be reduced proportionately.

3. The Account Value of the policy will be reduced proportionately.

4. Any outstanding policy loans and loan interest will be repaid on a monthly basis as long-term care accelerated death benefits are being paid. If you have any outstanding policy loans and loan interest on the policy when the Insured begins receiving the long-term care benefit, a part of the Long-Term Care Accelerated Death Benefit payment will be used to help repay the outstanding loans and loan interest on the policy. The Account Value of the policy will be reduced proportionally so that the outstanding policy loans and loan interest and the Long-Term Care Benefit Balance will be exhausted simultaneously.

Effect of the Life Insurance Policy on All Long-Term Care Benefits - All long-term care benefits provided by this rider will be affected by the policy to which this rider is attached, as follows:

     1. The Long-Term Care Benefit Balance will change if the Death Benefit changes.

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     2. The Extended  Long-Term  Care Benefit  Maximum Amount will change if the
     Monthly Benefit Limit changes.

     3. A Partial Surrender from the policy will reduce your long-term care benefits.

     4. Any outstanding policy loan and loan interest will reduce the amount of long-term care benefits available to you. (See 4 above).

     5. A misstatement in the age or sex of the Insured on the application for the policy may reduce your long-term care benefits.

     6. This rider will terminate if you exchange the policy for a paid-up whole life insurance policy.

General Provisions

Monthly Claim Report - While long-term care benefits are being paid, you will receive a monthly report showing the amount of the long-term care benefit paid and any resulting impact on the policy.

Contestability Period - During the first six months of the policy, we may deny a long-term care claim or rescind your rider if you have made a misrepresentation on your application which is material to our acceptance of the Insured for coverage.

After the rider has been in effect for six months, but less than two years, we may deny a long-term care claim or rescind your rider if you have made a misrepresentation on your application which is material to our acceptance of the Insured for coverage and which pertains to the condition for which benefits are sought.

Termination of the Rider - This rider ends when any of the following events occur:

     1. You request the rider to end;

     2. The policy to which this rider is attached ends for reasons other than payment of the Long- Term Care Accelerated Death Benefit;

     3. You exchange the policy for a paid-up whole life policy;

     4. All benefits from this rider have been paid; or

     5. Upon the death of the Insured.

This rider will not change, waive or extend any part of the policy, other than as stated herein.

American United Life Insurance Company
[Signature]
Secretary

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